Exhibit 12

Statement of Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended June 30,
	2017	2016
	(000’s)	(000’s)
Earnings:
Income (loss) from continuing operations attributable to MDC Partners Inc.	$687	$(22,797)
Additions:
Income tax expense	8,610	3,110
Net income attributable to the noncontrolling interests	3,097	2,113
Fixed charges, as shown below	42,555	74,023
Distributions received from equity-method investments	—	—
	54,262	79,246
Subtractions:
Equity in earnings (losses) of non-consolidated affiliates	502	(61)

Earnings as adjusted	$54,447	$56,510
Fixed charges:
Interest on indebtedness, expensed or capitalized	30,976	58,048
Amortization of debt discount and expense and premium on indebtedness, expensed or capitalized	1,480	7,999
Interest within rent expense	10,099	7,976
Total fixed charges	$42,555	$74,023
Ratio of earnings to fixed charges	1.28	N/A
Fixed charge deficiency	N/A	$17,513